Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED JULY 17, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of August 1, 2025;
•to disclose the calculation of our June 30, 2025 NAV per share for all share classes;
•to provide an update on the status of our public offering;
•to disclose updates to the directors of the Company;
•to disclose updates to U.S. federal income tax considerations; and
•to disclose updates to our Share Repurchase Plan.
Portfolio Update
As of June 30, 2025, our direct real estate investments include 59 real estate properties totaling approximately 8.8 million square feet located in 28 markets throughout the U.S., which were 92.1% leased.

As of June 30, 2025, our leverage ratio was 22%.
August 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class T	$26.0615
Class S	$26.1232
Class D	$26.0804
Class I	$26.2218
Class E	$27.9293
The August 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of June 30, 2025:

$ in thousands, except share/unit data
Components of NAV	June 30, 2025
Investments in real estate	$785,437
Investments in unconsolidated entities	148,221
Investments in real estate-related securities	65,939
Investment in commercial loan	12,190
Investment in affiliated fund	14,487
Cash and cash equivalents	60,711
Restricted cash	2,946
Other assets	10,965
Mortgage notes, revolving credit facility and financing obligation, net	(286,862)
Subscriptions received in advance	(1,457)
Other liabilities	(17,815)
Accrued performance participation allocation	(8)
Management fee payable	(476)
Accrued stockholder servicing fees	(17)
Non-controlling interests in joint-ventures	(175,826)
Net asset value	$618,435
Number of outstanding shares/units	22,775,730
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$7,491	$12,340	$13,410	$107,081	$34,982	$407,156	$23,794	$11,897	$284	$618,435
Number of outstanding shares/units	287,453	472,364	514,176	4,083,641	1,252,535	14,837,046	878,895	439,448	10,172	22,775,730
NAV Per Share/Unit as of June 30, 2025	$26.0615	$26.1232	$26.0804	$26.2218	$27.9293	$27.4418	$27.0728	$27.0728	$27.9293
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	8.2%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.3%	5.5%
Student Housing	7.5%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of July 11, 2025, we have issued and sold in our public offering (1) 475,628 shares of our common stock (consisting of 16,505 Class T shares, 111,011 Class S shares, 22,986 Class D shares, 313,740 Class I shares and 11,386 Class E shares) in the primary offering for total proceeds of $12.7 million and (2) 56,820 shares of our common stock (consisting of 5,894 Class T shares, 11,387 Class S shares, 11,226 Class D shares, 23,287 Class I shares and 5,026 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.5 million. As of June 30, 2025, our aggregate NAV was $618.4 million. We intend to continue selling shares in our public offering on a monthly basis.

Updates to Directors of the Company
The following disclosure modifies the disclosure in the sections of the Prospectus and Prospectus Supplements titled "Management—Directors and Executive Officers” and all related disclosures in the Prospectus and Prospectus Supplements.
On June 25 2025, the board of directors appointed Julie Arrowsmith to serve as a director of the Company, effective as of July 1, 2025, to fill the vacancy created by Jim Forson’s departure, for the term ending at the 2025 annual meeting of stockholders. The board also appointed Ms. Arrowsmith as a member of the audit committee of the board, effective concurrently with the commencement of her board service.
Effective July 1, 2025, Mr. Paul Rowsey was appointed Chair of the Audit Committee.

Name	Position
R. Scott Dennis	Director and Chair of the Board and Chief Executive Officer
Courtney Popelka	Chief Financial Officer and Treasurer
Chase A. Bolding	President and Lead Portfolio Manager
R. David Kelly	Lead Independent Director
Julie A. Arrowsmith	Independent Director
Paul S. Michaels	Director
Ray Nixon	Independent Director
Paul E. Rowsey	Independent Director
For information concerning the background of Ms. Popelka and Messrs. Dennis, Bolding, Kelly, Michaels, Nixon and Rowsey see "Management—Directors and Executive Officers" in the Prospectus and Prospectus Supplements.

Julie A. Arrowsmith. Ms. Arrowsmith was appointed as one of our directors effective July 1, 2025. Ms. Arrowswmith is an accomplished executive and board member with over 25 years of leadership experience in accounting, finance and corporate strategy in the real estate and hospitality sectors. Ms. Arrowsmith served as the chief executive officer for two years at G6 Hospitality LLC, the owner, operator and franchisor of the Motel 6 and Studio 6 brands, until it was sold in December 2024. Prior to her CEO role, Ms. Arrowsmith served as the chief financial officer of G6 Hospitality LLC from October 2012 to January 2023, after having served in senior finance and accounting roles at Accor North America from 1995-2012. Prior to that, Ms. Arrowsmith held various audit roles with Deloitte from 1990 to 1995. Ms. Arrowsmith has served on the board of the University of North Texas College of Merchandising, Hospitality and Tourism since 2022. Ms. Arrowsmith earned a B.S. in Accounting from Texas A&M University, earned her certification in public accountancy in Texas, and is a member of the National Association of Corporate Directors. Ms. Arrowsmith brings an extensive background in accounting, financial reporting and corporate governance and qualifies as an audit committee financial expert, as such term is defined by applicable SEC rules and regulations.
U.S. Federal Income Tax Considerations
The following supplements the discussion contained under the heading “U.S. Federal Income Tax Considerations” in the Prospectus.
The One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.
You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.

Future Tax Legislation
Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.
Share Repurchase Plan
The following disclosure modifies the disclosure in the sections of the Prospectus titled "Share Repurchases” and all related disclosures in the Prospectus.

Our board of directors has designated the following persons as “Key Persons” under our share repurchase plan: Scott Dennis, Courtney Popelka, Bert Crouch, Chase Bolding, Stephanie Holder and Greg Kraus and any individual that replaces such persons. Our share repurchase plan provides that if four or more such Key Persons are no longer actively involved in the business and activities of our sponsor, or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our sponsor as are currently exercised and discharged by such Key Person(s) (such inactivity, inability or unwillingness, “Inactivity”), and none of our sponsor, Invesco Real Estate or us has appointed one or more replacements who will fulfill substantially all of the duties of one of such Key Persons within 90 days from the date such Inactivity began (meaning, for the sake of clarity, that one Key Person’s responsibilities may remain unfilled for longer than 90 days) (a “Key Person Triggering Event”), then the Early Repurchase Deduction will be waived with respect to shares that have been purchased in the 12 months preceding the expiration of five business days after the public disclosure of the occurrence of such Key Person Triggering Event until the completion of six full calendar months from the time the Key Person Triggering Event is publicly disclosed. The waiver of the Early Repurchase Deduction set forth in this paragraph will not apply to shares acquired through our distribution reinvestment plan.